

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

*Via U.S. Mail and Facsimile (781) 843-0709*

November 1, 2010

Glenn E. Deegan
Vice President, Legal and Human Resources, General Counsel and Secretary
Altra Holdings, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

      **Re:**    **Altra Holdings, Inc.**
               **Form 10-K for the year ended December 31, 2009**
               **Form 10-Q for the quarter ended July 3, 2010**
               **Form 10-Q for the quarter ended April 3, 2010**
               **Definitive Proxy Statement on Schedule 14A filed April 1, 2010**
               **File No. 001-33209**

Dear Mr. Deegan:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,


                     Pamela Long
                     Assistant Director